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                                                               EXHIBIT (a)(5)(G)


                  ARTISTDIRECT ANNOUNCES PRELIMINARY RESULTS OF

                       "DUTCH AUCTION" SELF-TENDER OFFER

Los Angeles, California, April 12, 2001 - ARTISTdirect, Inc. (NASDAQ: ARTD) today announced preliminary results for its "Dutch Auction" self-tender offer that expired at midnight on Wednesday, April 11.

The preliminary count by the depositary for the offer indicated that approximately 6,450,368 shares were tendered (including approximately 419,200 shares in the form of guaranteed deliveries) and not withdrawn at $1.25 per share. The Company expects to purchase two million shares tendered at $1.25 per share. Accordingly, based on the preliminary results, the proration factor in the offer would be approximately 31% after giving effect to the shares tendered in the form of guaranteed deliveries and 33% if no guaranteed deliveries are completed. In accordance with the terms of the offer, the Company accepted all shares properly tendered by eligible odd lot shareholders at $1.25 per share.

The determination of the actual number of shares to be purchased and the final proration factor are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for shares accepted for payment and return of all shares tendered but not accepted for payment will occur as soon as practicable after determination of the final proration factor and number of shares properly tendered.

This tender offer is distinct from the previously disclosed rescission offer, pursuant to which ARTISTdirect plans to offer to repurchase certain options and shares issued prior to the Company's March 2000 initial public offering.


About ARTISTdirect Inc.

ARTISTdirect Inc. (Nasdaq:ARTD - news) is a music and media company that combines an online music network with integrated offline assets to provide a single-stop solution for music fans, artists, labels and advertisers. ARTISTdirect.com (www.artistdirect.com), a comprehensive online destination, blends music programming, community, e-commerce retail and digital music services. Through the ARTISTdirect Talent Agency, the company also manages offline musical tour booking and develops event-marketing programs extending sponsor reach. The company has headquarters in Los Angeles.


THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY'S COMMON STOCK. OFFERS TO BUY THE COMPANY'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT THE COMPANY IS DISTRIBUTING TO STOCKHOLDERS. STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM OUR INFORMATION AGENT, MELLON INVESTOR SERVICES. STOCKHOLDERS ARE URGED TO CAREFULLY READ THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.